Exhibit 99.1 Press release

Quarterhill to Announce Q2 2017 Financial Results

OTTAWA, Canada – July 26, 2017 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX:QTRH) (NASDAQ:QTRH), will release its financial results for the second quarter ended June 30, 2017, on Thursday, August 10, 2017. The Company will host a conference call and audio webcast at 10:00 AM ET the same day.

Webcast Information

The live audio webcast will be available at: http://event.on24.com/wcc/r/1465983-1/476A2A33D8B4F83D6332197F41AF0594

Dial-in Information

•	To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)
•	To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

A webcast replay will be available for 90 days at: http://event.on24.com/wcc/r/1465983-1/476A2A33D8B4F83D6332197F41AF0594

A telephone replay will be available from 1:00 PM ET on August 10, 2017 until 11:59 PM ET on August 17, 2017 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

Conference ID #: 54032419

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements

www.quarterhill.com© copyright Quarterhill 20171

Press release

or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan

Interim CEO

Quarterhill Inc.

T: 613.688.4898

E: smcewan@quarterhill.com

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com

www.quarterhill.com© copyright Quarterhill 20172